Business Plan for

Big Belly PUB LLC

DBA; Lost Railroad Brewhaus

<u>GENERAL CONCEPT</u>

The Limited Liability Corporation is broken down into 3 parts. Big Belly Pub LLC will own Big Belly Building LLC and Big Belly Brewing LLC. Big Belly Building LLC will own the land and structure where the business will be located. Big Belly Brewing LLC will lease space from Big Belly Building LLC and produce the beer. Big Belly Brewing LLC will sell beer to the public on and off site.

The Brewing and the Pub facilities will be in the same building. The building is described below. Brewing will be done on a 10 barrel per batch system. This system will be purchased new from American Beer Equipment (ABE) Company located in Lincoln, NE.

The Pub will be separated from the brewery by a 42 in. high chain. This is to keep the public from walking from the pub into the production area. This will allow patrons to see the equipment but not come in contact with the equipment. The Pub will serve the beer that is produced on site, as well as wine and soft drinks purchased from others. The kitchen area will be leased out to a separate entity. The separate entity will determine the kind of food that will be served.

INVESTMENT STRUCTURE

The debt structure is broken down into the following parts:

Land Purchase; The site is located in Lewisburg, Ohio and consists of 7.5 plus or minus acres. The cost of the two tracts was $200,000.

The 7.5 plus or minus acres has been annexed into the Village of Lewisburg and rezoned Industrial. The Village has covered the cost to have the property annexed and rezoned. The Village will also provide water and waste water connections at no cost. No other zoning is required.

Building; The building will be all steel structure. It will be about 5,100 square feet of floor space. The building will have a 16 foot clear ceiling height to accommodate the brewing equipment. The brewing part of the building will occupy approximately forty percent of the floor space. The rest of the building will be for the pub, small kitchen and restrooms. The cost of the brew pub building is $2,000,000.

Equipment Cost: The brewing equipment will be purchased from ABE in Lincoln, Nebraska. All the equipment needed for a 10 barrel per batch system plus delivery is $216,000. The only other cost of equipment that is not included from ABE is a low pressure steam boiler. The estimated cost of the boiler with installation is $25,000. The total estimated cost of all the brewing equipment is $241,000.

Air Compressor; The brewing process requires compressed air that is dry and temperature controlled. The estimated cost of the air compressor is $5,000.

Pub Furnishings; The pub furnishings will be a bar, tables, chairs and booths. There will be provisions for a small stage at one end of the pub for performers.

The total cost for the pub furnishings, stage, tables, chairs and booths is estimated to be $20,000.

Inventory; The inventory required for the brewing process is estimated to be $10,000. This consists of grain, yeast, hops and all the other supplies needed to have on hand for the brewing process. This will also include 12 ounce cans for the canning of the beer. The quantity of each item will be dependent on the suppliers lead time and the amount of brewing done each month.

Operating Capital; Operating capital is estimated to be $100,000. This will be used for all the expenses of the brew pub. The capital used will be replaced from the pub receipts.

Contingencies; No matter how well you plan or obtain firm estimates of your costs, there are always hidden extra costs that can destroy your budget on a project. For this reason I have put in a contingency amount of $30,000.

Resent Beneficial Changes; In 2018 the Federal Government has lowered the alcohol tax from $ 7.00 per barrel to $ 3.50 per barrel. The Government has also reduced the corporate tax to 21% from a high of 39%. Both of these changes will add to the profitability of Lost Railroad Brewhaus.

Capital Needed

Building	$2,000,000
Brewing Equipment	$ 241,000
Air Compressor	$ 5,000
Pub Furnishings	$ 20,000
Inventory	$ 10,000
Operating Capital	$ 100,000
Contingencies	$ 30,000
Totals	**$2,406,000**

Capital Investment Made:

Land	$ 200,000
Legal Services	$ 35,000
Engineering Costs	$ 72,000
General Contractor	$ 68,000
Totals	**$ 375,000**

Total Project $2,781,000

Capital Needed;

Bank Financing	$ 1,390,500
Invested to Date	$ 375,000
Wunderfund	$ 500,000
SBA Financing	$ 473,350
Total Capital	**$ 2,781,000**

Project Requirements

Financing; The amount of this project is $2,781,000. If the SBA will be used for a guarantee, Big Belly Pub LLC will be required to have 15% equity or $417,150. Of that amount, $375,000 has been spent on land, legal fees and engineering costs. The equity investment of $375,000 less the $417,150 required as equity in the project by the SBA, leaves $42,150. This amount will come from the investors that are in place today.

Utilities; Three phase electricity is on site. The Village of Lewisburg recently upgraded the water line to a 12 inch line. The village also upgraded the waste water line to a 10 inch line. Vectren has a natural gas line in the same street location as the water and waste water lines.

Building; The general contractor, Furlong Building Enterprises LLC, has been selected for this project because they have constructed 6 brew pubs in the greater Cincinnati, Ohio area.

Furlong has provided all the bids for the project. The project cost is $2,000,000. This number includes all costs for land preparation, construction, finishes, permits and rigging costs. Land preparation drawings are finished, building design drawings are finished. We still need the detailed electrical, plumbing and HVAC drawings from the selected subcontractors

Equipment; Brewing equipment from ABE, will be ordered when all the financing is completed. There is a 20 week lead time for some of the equipment. The rest of the equipment needed is in stock at ABE. ABE requires 50% down when the order is placed. They have provided the layout for equipment in the building. This includes the placement of the electrical and plumbing required. This service is provided as part of the equipment costs. A contractor will need to be selected to unload the equipment and place it. When the equipment is installed, 2 to 4 trainers from ABE will do all the final inspection and training on the equipment. They will also perform a test run on all their equipment. Since the boiler will be ordered from another source, the lead time to order and install the boiler will have to be taken into consideration so the test run of the equipment can be done at the completion of installation.

Management of Big Belly LLC

The management of the day to day operations will be as follows:

Richard E. Ewing will be in charge of all the personnel and day to day operations of the business. Richard E. Ewing has an associate degree in electronics, a BS in manufacturing engineering from Miami University and a MS in Administration from Central Michigan University. He is currently retired from Edward Jones as a Financial Advisor.

Adam B. Ewing has finished the course of study with Siebel Institute of Technology, located in Chicago, IL. The nine month education classes have provided him with the needed credentials for a Brewer. He is currently home brewing beer in five gallon batches as a requirement of his education. We plan to have 2 people working with him. Adam B. Ewing graduated from Wright State University with a BS in Computer Engineering. Adam B. Ewing graduated high school and college with honors and eventually wants to take over the business.

Richard E. Ewing has been an engineer in several manufacturing plants for over 24 years. He managed his own company until it was sold. Was the Business Manager for Eaton City Schools for 2.5 years and has been a financial advisor with Edward Jones for over 15 years. With his education, work experience, and financial knowledge, he feels confident in operating all aspects of the brew pub.

Job Creation

Job creation as a result of Big Belly Brewing LLC is estimated to be at 18 full time employees on the first day of operation. Production positions are as follows:

NUMBER	DISCRIPTION	PER YEAR	TOTAL
One	General Manager	$85,000	$85,000
One	Brewer	$65,000	$65,000
One	Brewer Assistant	$30,000	$30,000
One	Custodian	$27,000	$27,000
One	Social Media & Web Site	$30,000	$30,000
Total Yearly Wages			$ 237,000

Production Totals

6 Full Time Production Workers

$264,000 per year Production Wages

Pub Positions Created:

Six	Part Time Bar Tenders	120,000	$120,000

Kitchen area will be leased out to provide food service for the Pub at an amount $10.00 per square foot of kitchen floor space. Plus a percentage of the overall gross income after an agreed upon amount of sales has been reached each month.

<u>How Money is Made</u>

The project is divided into 3 different Limited Liability Corporations.

Big Belly Pub LLC;   **Big Belly PUB LLC will own both Big Belly Building LLC and Big Belly Brewing LLC.**

Big Belly Building LLC;   **Big Belly Building LLC will own the building and the land. Big Belly Brewing LLC will lease the floor space from Big Belly Building LLC at a rate to be determined later.**

Big Belly Brewing LLC;   **Big Belly Brewing LLC will make money in 3 ways. First it will sell beer to the public in the Pub along with the wine and soft drinks.**

The second way will be the selling of the kegs to retail outlets throughout the area.

The third way will be the sale of the spent grain. Brewing takes all the sugars out of the grain but leaves all the protein. Farmers who raise livestock will buy the grain for feed. This will be a small amount of income. Never the less it will be some amount of income.

Market Strategy

In order for a Craft Beer Manufacturing facility to succeed, there are several basic requirements that need to be addressed.

First; you must have a location that is easy to find and has plenty of parking. The building must be attractive and inviting for people to want to "check it out". The inside should be clean and well-lit so that all ages of customers will feel comfortable and safe.

Second; you must have a good product to sell. With any new business, people will show up to "check it out" for the first time. If the product you are selling is not of a quality level they are looking for, you will never see them again.

Thirdly; people want to be entertained. On some nights we will have live entertainment on the stage. There is plenty of local talent that is willing to perform. There will be a 110 inch projection TV installed in the pub along with two other big screen TVs above the bar. This will be great for Super Bowl, World Series and March Madness. We will also have free Wi Fi for customers to use. Big Belly Brewing LLC plans on starting out with 8 basic beers. In addition to the 8 basic beers there will be seasonal and specialty beers added throughout the year. The number will increase as time goes on. The customer will have choices in beer, food, and entertainment on stage, TV or their own computer. There will be a large outside patio on the East side of the building. This will allow the patrons to enjoy the outside and be out of the sun in the Spring, Summer and Fall.

The Craft Beer manufacturing industry is growing at a rapid pace. The State of Ohio has even streamlined the rules for the licensing of new Craft Beer Manufacturing facilities. Throughout greater Cincinnati, Ohio, 33 plus Craft Beer Manufacturers have been started. To the south of Lewisburg, Ohio, there is only one brewery in Oxford, Ohio that only brews for its restaurant. Going north of Oxford there are no breweries until you get to Bryan, Ohio. Going east, there are 12 plus Craft Beer Manufacturers in the greater Dayton area. To the west of Lewisburg, Ohio, there are 2 Craft Beer Manufacturers in Richmond, Indiana. The 2 other Craft Beer Manufacturers in Indiana that could be considered are in Aurora, Indiana and Fort Wayne, Indiana. There are different laws for beer distribution in the state of Indiana than Ohio. At this time there are no plans to distribute our beer to Indiana. The strategy is to use this lack of Craft Beer Manufacturers within a 30 mile radius of Lewisburg, Ohio to fill the demands of Craft Beer drinkers.

Some facts about the Craft Beer industry are:

Beer is the third largest drink in the world after water and tea.

The number of U.S. Craft Beer Brewers has grown from 4.4% of the market in 2009 to 7.8% of the market in 2013.

Craft Retail Dollar Value in 2013 was $14.3 Billion. This is a 20% growth since 2012.

Craft Brewer Volume is up 18% in 2013, while the total U.S. beer market was down 1.9% in 2013.

There were 15,585,364 barrels of craft beer produced in the U.S. in 2013.

In 2013, there were 2,822 total breweries in the United States. 2,768 of those breweries are craft breweries.

In 2013 there were a total of 413 craft beer breweries opened in the United States. In the same time frame 44 craft beer breweries closed. This equated to a success rate of 89%.

From these facts you can see that the craft beer brewing business is growing and has a high rate of success. There is a demand for craft beer over the other large breweries as the facts show. Big Belly Pub LLC wants to help fill some of that demand in Western Ohio. With all of the basic requirements met and a national success rate of 89%, Big Belly Pub LLC has all the criteria for a successful startup business.

ASSUMPTIONS;

For the purpose of composing this business plan, certain assumptions have been made. The following are those assumptions and the basis for those assumptions.

Financing; It is assumed that financing can be obtained to fund the project as described above. The Preble County Development Partnership has a revolving line of credit to provide for startup businesses. At this time it is assumed that The Preble County Development Partnership will be able to provide as much as $35,000 to the project if needed. Preble County has a revolving loan fund and will be able to provide as much as $20,000. The remaining amount of funds will be raised by investors and commercial loans. At this time Richard E. Ewing will be the only investor that will hold more than 20% of the total Limited Liability Corporations.

Projected Expenses; The expenses for making one, 10 barrel batch of beer is currently $734. The labor cost is an estimate for 6 full time employees and 6 part time employees.

Electricity;   The assumption for electricity cost is again provided by the Blue Blood Brewing Company. Electrical use of 3 phase electricity should be somewhat constant since it includes heating systems, air conditioning systems and controls. The boiler is heated with natural gas. This number was also obtained from the Blue Blood Brewing Company of Lincoln, NE.

Natural Gas;   The assumption for the cost of natural gas came from the company that is going to provide and install the boiler. The projections for gas consumption of a 150 thousand BTU boiler are probably high. I would rather the projection be higher than lower.

Water, Sewage and Trash Pickup;

These are services provided by the Village of Lewisburg, Ohio . The cost for industrial services is greater than home owner's costs. Breweries do use a large amount of water. The projected amount of yearly usage is 400,000 gallons of water. The city manager has informed me that the village has plenty of capacity to meet the brewery's needs. The cost estimate is just that. The estimate is probably high.

Fixed Costs;   The fixed costs are the interest and principal payments on the loan, insurance premiums, telephone and internet. The loan payments were calculated by using the assumed interest rates. The insurance cost was provided by an agent in Eaton, Ohio, his name is Jim Simon. His company is the Simon Insurance Agency. The telephone and internet cost is an estimate.

Sales;   The monthly sales and profit of Big Belly Pub LLC are broken down in the monthly projections. For the purpose of this business plan, it has been decided to base the profitability of Big Belly

Pub LLC solely on the sale of the beer produced and sold. The food, wine and soft drink sales will be additional profit to the business.

The sale of kegged beer will be to local bars and other retail outlets in the area. We will take our beer to the festivals in the greater Dayton, Ohio area. The assumption is that people will like the beer and come to the Pub for additional and continued tasting experiences.